Mail Stop 4561

July 5, 2006

Mr. Stephen J. Lifshatz
Chief Financial Officer
Lionbridge Technologies, Inc.
1050 Winter Street
Waltham, MA 02451

> **Re:** **Lionbridge Technologies, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **File No. 000-26933**

Dear Mr. Lifshatz:

We have reviewed your filing and have the following comments. We have limited our review to only the issues addressed below and do not intend to expand our review to other portions of your documents. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Consolidated Statements of Operations, page F-4

1. Please revise your presentation in future filings to report stock-based
    compensation amounts within the income statement captions in which the cash
    compensation would be recorded.

Business Acquisitions, page F-15

2. We note that you have established an estimated useful life of 12 years related to
    acquired customer relationship intangibles. Given that you have disclosed that
    acquired customer contracts range from 3.3 to 5.3 years, please clarify for us, in
    sufficient detail, how you reached the conclusion that 12 years is a reasonable
    estimate for your customer relationship intangibles when the amortization period
    significantly exceeds the contract periods with your customers. In your response,
    help us to understand your key assumptions and your bases for such assumptions
    related to cash flows from customer relationships and the economic consumption
    method.

    As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please file your cover letter on EDGAR. Please
understand that we may have additional comments after reviewing your responses to our
comments.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

*   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

Mr. Stephen J. Lifshatz
Lionbridge Technologies, Inc.
July 5, 2006
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Steven Jacobs
Branch Chief